FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of February 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









The following is the text of an advertisement which is to be published in the press in Malta on 12 February 2005 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly-held subsidiary of HSBC Holdings plc.

              HSBC Bank Malta p.l.c. Preliminary Profit Statement
                      for the year ended 31 December 2004

The preliminary profit statement is published in terms of Listing Rule 9.53 of the MFSA Listing Authority. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts that have been audited by KPMG.

Review of Performance
HSBC Bank Malta p.l.c. and its subsidiaries generated a profit on ordinary activities before tax of Lm33.0 million during the year ended 31 December 2004, an increase of Lm6.9 million, or 26.3 per cent, compared with the year ended 31 December 2003.

Earnings per share increased from 46.0 cents in 2003 to 60.7 cents in 2004 with the pre-tax return on average shareholders' funds increasing from 21.1 per cent in 2003 to 24.9 per cent.

Net interest income grew by 13.8 per cent, compared with 2003, and contributed Lm39.5 million to total operating income. Local monetary policy conditions remained stable and the market was characterised by a general preference for shorter term liquidity with low international and local interest rates. There was significant growth in mortgage lending.

Non-interest income levels grew by 6.8 per cent, contributing Lm19.9 million to total operating income.

Administrative expenses reached Lm27.4 million, an increase of Lm0.1 million over 2003. Depreciation was 3.9 per cent higher as a result of the increased carrying cost of tangible fixed assets.

The group's cost:income ratio improved to 51.1 per cent from 56.8 per cent in 2003.

The directors are proposing a final gross dividend of 27.3 cents per share (17.7 cents net of tax). This follows the interim gross dividend of 19.4 cents and additional special dividend of 35.4 cents paid in August 2004. The special dividend to shareholders marked the fifth anniversary of HSBC Bank Malta p.l.c. The final dividend will be paid on 24 March 2005 to shareholders who are on the register of shareholders as at 16 February 2005.

Shaun Wallis, Director and Chief Executive Officer of HSBC Bank Malta p.l.c., said: "The year under review was very successful across many areas and we again produced record results. We are confident that there is good potential to continue to grow our business in Malta. We thank our shareholders, staff and customers for their support."

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises about 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

Profit and Loss Account for the year 1 January 2004 to 31 December 2004


                                                    Group                 Bank
                                              2004       2003       2004       2003
                                             Lm000      Lm000      Lm000      Lm000

Interest receivable and similar income
- on loans and advances,
  balances with Central Bank of Malta
  and Treasury Bills                        56,574     58,648     53,088     54,679
- on debt and other fixed income
  instruments                               10,410     10,712     11,817     12,017
Interest payable                           (27,505)   (34,660)   (27,717)   (34,637)
Net interest income                         39,479     34,700     37,188     32,059
Fees and commissions receivable             10,105     10,805      7,685      8,841
Fees and commissions payable                  (759)      (659)      (646)      (607)
Dividend income                                117        125      5,709        125
Trading profits                              6,562      5,817      6,552      5,779
Net gains on disposal of non-trading
  financial instruments                      1,716        649      1,019        700
Other operating income                       2,201      1,931         50         21
Operating income                            59,421     53,368     57,557     46,918

Administrative expenses                    (27,407)   (27,325)   (26,548)   (26,630)
Depreciation                                (2,745)    (2,643)    (2,680)    (2,574)
Amortisation of goodwill                      (339)      (291)      (189)      (205)
Other operating charges                       (206)      (322)      (206)      (320)
Operating expenses                         (30,697)   (30,581)   (29,623)   (29,729)

Operating profit before impairment
  reversals and provisions                  28,724     22,787     27,934     17,189
Net impairment reversals                     4,012      3,386      3,649      2,937
Reversals/(provisions) for liabilities
and other charges                              301         (9)       301         (9)
Profit on ordinary activities before
  tax                                       33,037     26,164     31,884     20,117
Tax on profit on ordinary activities       (10,907)    (9,383)   (10,688)    (7,352)
Profit for the financial year
  attributable to shareholders              22,130     16,781     21,196     12,765

Earnings per share                            60.7c      46.0c      58.1c      35.0c





Balance Sheet at 31 December 2004
                                           Group                      Bank
                                        2004         2003         2004         2003
                                       Lm000        Lm000        Lm000        Lm000

Assets
Balances with Central Bank of
  Malta, Treasury Bills and cash     106,806      133,574      106,781      133,512
Cheques in course of collection        4,458        5,637        4,458        5,637
Financial assets held for trading      4,826        2,444        4,826        2,444
Investments                          245,737      235,059      268,226      256,191
Loans and advances to banks          131,281      130,700      172,363      187,945
Loans and advances to customers      979,446      922,526      888,018      813,101
Shares in subsidiary companies             -            -       42,023       41,602
Intangible fixed assets                1,022        1,762          964        1,528
Tangible fixed assets                 30,647       30,511       30,620       30,458
Deferred tax asset                         -        1,607            -        2,195
Other assets                          76,912       59,102        2,231        1,246
Prepayments and accrued income        16,634       16,062       15,716       15,432
Total assets                       1,597,769    1,538,984    1,536,226    1,491,291

Liabilities
Financial liabilities held for
  trading                              9,917        8,611        9,917        8,611
Amounts owed to banks                 48,336       32,367       48,336       32,368
Amounts owed to customers          1,288,940    1,267,378    1,296,687    1,271,058
Debt securities in issue                  12           12            -            -
Deferred tax liability                 2,318            -          625            -
Other liabilities                     78,546       62,080       11,195       11,032
Accruals and deferred income          15,101       15,676       14,818       15,419
Provisions for liabilities and
  other charges                           26        1,698           26        1,746
Subordinated liabilities              20,000       20,000       20,000       20,000
                                   1,463,196    1,407,822    1,401,604    1,360,234

Shareholders' funds
Called up share capital                9,120        9,120        9,120        9,120
Revaluation reserves                  11,086       10,978       33,265       32,069
Other reserve                          4,242        4,242        4,242        4,242
Profit and loss account              103,652      100,989       81,522       79,793
Dividend reserve                       6,473        5,833        6,473        5,833
                                     134,573      131,162      134,622      131,057
Total liabilities and
  shareholders' funds              1,597,769    1,538,984    1,536,226    1,491,291

Memorandum items
Contingent liabilities                44,127       38,818       44,537       39,238
Commitments                          330,584      297,631      346,758      315,397



Statement of Changes in Equity for the year 1 January 2004 to 31 December 2004


                                                            Group
                                  Called up   Revaluation     Other    Profit and    Dividend     Total
                              share capital      reserves   reserve  loss account     reserve
                                      Lm000         Lm000     Lm000         Lm000       Lm000     Lm000


At 1 January 2003                     9,120         7,933     4,242        92,572       3,130   116,997
Release of net gains on
  available-for-sale assets
  transferred to the profit
  and loss account on
  disposal                                -          (610)        -            30           -      (580)
Net fair value adjustments
  on investment                           -         3,239         -             -           -     3,239
Surplus on revaluation of
  freehold and long
  leasehold properties                    -           416         -             -           -       416
Net gains not recognised in
  the profit and loss account             -         3,045         -            30           -     3,075
Profit attributable to
  shareholders                            -             -         -        16,781           -    16,781
Dividends                                 -             -         -        (8,394)      8,394         -
Dividends paid                            -             -         -             -      (5,691)   (5,691)
At 31 December 2003                   9,120        10,978     4,242       100,989       5,833   131,162

At 1 January 2004                     9,120        10,978     4,242       100,989       5,833   131,162
Release of net gains on
  available-for-sale assets
  transferred to the profit
  and loss account on
  disposal                                -        (1,357)        -             -           -    (1,357)
Net fair value adjustments
  on investments                          -           615         -             -           -       615
Surplus on revaluation of
  freehold and long
  leasehold properties                    -           850         -             -           -       850
Net gains not recognised in
  the profit and loss account             -           108         -             -           -       108
Profit attributable to
  shareholders                            -             -         -        22,130           -    22,130
Dividends                                 -             -         -       (19,467)     19,467         -
Dividends paid                            -             -         -             -     (18,827)  (18,827)
At 31 December 2004                   9,120        11,086     4,242       103,652       6,473   134,573



                                                            Bank
                                  Called up   Revaluation     Other    Profit and    Dividend     Total
                              share capital      reserves   reserve  loss account     reserve
                                      Lm000         Lm000     Lm000         Lm000       Lm000     Lm000

At 1 January 2003                     9,120        24,939     4,242        75,392       3,130   116,823
Release of net gains on
  available-for-sale assets
  transferred to the profit
  and loss account on
  disposal                                -          (661)        -            30           -      (631)
Net fair value adjustments
  on investments                          -         7,375         -             -           -     7,375
Surplus on revaluation of
  freehold and long
  leasehold properties                    -           416         -             -           -       416
Net gains not recognised in
  the profit and loss account             -         7,130         -            30           -     7,160
Profit attributable to
  shareholders                            -             -         -        12,765           -    12,765
Dividends                                 -             -         -        (8,394)      8,394         -
Dividends paid                            -             -         -             -      (5,691)   (5,691)
At 31 December 2003                   9,120        32,069     4,242        79,793       5,833   131,057

At 1 January 2004                     9,120        32,069     4,242        79,793       5,833   131,057
Release of net gains on
  available-for-sale assets
  transferred to the profit
  and loss account on
  disposal                                -          (660)        -             -           -      (660)
Net fair value adjustments
  on investments                          -         1,006         -             -           -     1,006
Surplus on revaluation of
  freehold and long
  leasehold properties                    -           850         -             -           -       850
Net gains not recognised in
  the profit and loss account             -         1,196         -             -           -     1,196
Profit attributable to
  shareholders                            -             -         -        21,196           -    21,196
Dividends                                 -             -         -       (19,467)     19,467         -
Dividends paid                            -             -         -             -     (18,827)  (18,827)
At 31 December 2004                   9,120        33,265     4,242        81,522       6,473   134,622


Cash Flow Statement for the year 1 January 2004 to 31 December 2004

                                               Group                  Bank
                                            2004       2003       2004       2003
                                           Lm000      Lm000      Lm000      Lm000

Cash flows from operating  activities
Interest and commission receipts          69,537     73,413     63,919     67,914
Interest and commission payments         (30,276)   (39,214)   (30,256)   (39,116)
Payments to employees and suppliers      (25,841)   (25,756)   (25,133)   (24,966)
Operating profit before changes in
  operating assets/liabilities            13,420      8,443      8,530      3,832
(Increase)/decrease in operating assets:
Trading instruments                       (1,742)      (209)    (1,742)      (209)
Reserve deposits with Central Bank
  of Malta                                (4,827)     5,756     (4,841)     5,736
Loans and advances to banks               (7,079)     4,431     (7,080)     4,432
Loans and advances to customers          (52,913)   (29,220)   (71,273)   (47,962)
Treasury Bills with contractual
  maturity of over three months           30,701      9,004     30,700      9,000
Cheques in course of collection            1,179     (1,651)     1,179     (1,651)
Other receivables                        (16,122)   (23,027)       325       (344)

Increase/(decrease) in
operating liabilities:
Amounts owed to banks                     14,561    (14,550)    14,560    (15,102)
Amounts owed to customers                 23,234    (28,844)    27,297    (20,758)
Other payables                            18,415     24,115        (70)     3,094
Net cash from/(used in)operating
  activities before tax                   18,827    (45,752)    (2,415)   (59,932)
Tax paid                                 (10,412)    (6,239)    (9,504)    (5,459)
Net cash flows from/(used in)
  operating activities                     8,415    (51,991)   (11,919)   (65,391)
Cash flows from investing activities
Dividends received                            77        125      3,887        125
Interest received from
  available-for-sale debt and other
  fixed income instruments                 5,083      5,196      5,083      5,196
Interest received from held-to-maturity
  debt and other fixed income
  instruments                              7,429      8,083      8,802      8,824
Proceeds on disposal of
  available-for-sale instruments          10,814      9,986      5,224      7,095
Proceeds on maturity of held-to-maturity
  debt and other fixed income
  instruments                             70,488     72,588     70,488     67,395
Proceeds on disposal of
  tangible fixed assets                       52         26         47         26
Purchase of available-for-sale
  instruments                            (35,332)    (1,812)   (30,764)      (741)
Purchase of held-to-maturity debt and
  other fixed income instruments         (57,805)   (50,295)   (57,805)   (50,295)
Purchase of tangible fixed assets         (1,276)    (5,286)    (1,244)    (5,225)
Purchase of intangible fixed assets          (86)       (66)       (81)       (66)
Net cash flows (used in)/from
  investing activities                      (556)    38,545      3,637     32,334
Cash flows from financing activities
Dividends paid                           (18,827)    (5,691)   (18,827)    (5,691)
Cash used in financing activities        (18,827)    (5,691)   (18,827)    (5,691)
Decrease in cash and cash equivalents    (10,968)   (19,137)   (27,109)   (38,748)
Effect of exchange rate changes on
  cash and cash equivalents               (1,139)    (6,066)    (1,139)    (6,021)
Net decrease in cash and cash
  equivalents                             (9,829)   (13,071)   (25,970)   (32,727)
                                         (10,968)   (19,137)   (27,109)   (38,748)
Cash and cash equivalents at beginning
  of year                                108,019    127,156    165,217    203,965
Cash and cash equivalents at end
  of year                                 97,051    108,019    138,108    165,217


Segmental Information
a Class of business

                                  Personal                                  Corporate,                Total
                                 Financial             Commercial       Investment Banking
                                  Services              Banking             and Markets

                              2004       2003       2004       2003       2004       2003         2004         2003
                             Lm000      Lm000      Lm000      Lm000      Lm000      Lm000        Lm000        Lm000
Group

Profit before tax
Segment operating income    28,927     25,549     22,136     20,363      8,358      7,456       59,421       53,368
Segment impairment
  allowances                   107        993      3,905      2,393          -          -        4,012        3,386
Common costs                                                                                   (30,396)     (30,590)
Profit on ordinary
  activities before tax                                                                         33,037       26,164

Assets

Segment total assets       476,682    413,546    651,187    644,033    469,900    481,405    1,597,769    1,538,984

Average total assets       445,114    383,779    647,610    649,653    475,653    521,227    1,568,377    1,554,659

Net assets                  39,534     38,531     82,104     80,024     12,935     12,607      134,573      131,162


b Geographical segments

The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.




                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 February 2005